JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500



November 5, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      JNL Series Trust
         File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

Today's filing for the above registrant, pursuant to Rule 485(b) under the Securities Act of 1933, is to designate a new effective date, December 3, 2007, for Post Effective Amendment No. 50. We are making today's filing pursuant to Securities Act Rule 485(b)(1)(iii).

If you have any  questions,  please  contact  contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.